UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 07, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, NY 10022

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS LTD. PROVIDES UPDATE TO 2005 ANNUAL REPORT ON FORM 20-F

NEW YORK, NEW YORK, June 2, 2006 - XTL Biopharmaceuticals Ltd., (NASDAQ: XTLB; LSE: XTL; TASE: XTL) (“XTL”), a biotechnology company focused on the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C, today provided an update to its annual report on Form 20-F (the “Annual Report”), filed with the U.S. Securities and Exchange Commission on May 25, 2006. Pursuant to Nasdaq Marketplace Rule 4350(b)(1)(B), which requires an issuer that receives an audit opinion that contains a going concern qualification to make a public announcement disclosing the receipt of such qualification, XTL today announced that the auditors’ report dated March 17, 2006 on XTL’s financial statements for the year ended December 31, 2005, as filed in the Annual Report, contained this qualification.

However, the going concern issue is no longer applicable as, subsequent to the auditors’ report, on March 20, 2006, XTL announced that it had entered into definitive agreements with institutional investors relating to a private placement of $28 million in gross proceeds through the issuance of ordinary shares of XTL, represented by American Depositary Receipts, and warrants. The private placement closed on May 25, 2006, and, as a result, XTL’s management believes that there are sufficient cash resources to finance XTL’s planned operations for at least the next 24 months.

ABOUT XTL BIOPHARMACEUTICALS, LTD. XTL is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors. In addition, XTL has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in hepatitis B liver transplant patients. XTL is publicly traded on the Nasdaq, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Cautionary Statement

Some of the statements included in this press release, particularly those anticipating future financial performance, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipeline which would affect our ability to continue to fund our operations with our available cash reserves, the sufficiency of our financial and cash resources to continue to fund our company as a going concern; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 07, 2006	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer